Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135210
August 10, 2006

AMB Property, L.P.
5.90% Medium-Term Notes due August 15, 2013

Issuer:	AMB Property, L.P.
Guarantor:	AMB Property Corporation
Size:	$175,000,000
Net Proceeds:	$173,782,000
Maturity:	August 15, 2013
Coupon:	5.90%
Price:	99.904% of face amount
Yield to maturity:	5.917%
Spread to Benchmark Treasury:	1.03%
Benchmark Treasury:	4.25% August 15, 2013
Benchmark Treasury Price and Yield:	96-8 1/8; 4.887%
Interest Payment Dates:	August 15th and February 15th, commencing February 15, 2007
Make-whole call	At any time at the greater of 100% and the remaining principal and interest payments discounted at the applicable Treasury Yield plus 15 bps
Settlement:	T+3; August 15, 2006
Ratings:	Baa1 / BBB / BBB+
Sole Bookrunner:	J.P. Morgan Securities Inc.
Sr. Co-manager:	Banc of America Securities LLC
Co-managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Wells Fargo Securities LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.